Exhibit 2.1

Tarantella, Inc.

Pro forma Balance Sheet

April 30, 2003

April 30, 2003
Assets:
Current Assets
Cash & cash equivalents	$4,852,494
Available-for-sale equity securities	242,768
Trade receivables	4,385,419
Other receivables	279,473
Prepaids and other current asset	631,165

Total Current Assets	10,391,319

Property and equipment, net	850,369
Long Term Assets:
Restricted cash	500,000
Acquired software & Goodwill	3,813,840
Other assets	792,068

Total Assets:	$16,347,596

Liabilities ands Stockholders’ Equity
Current Liabilities:
Trade Payables	$597,536
Royalties payable	26,667
Income taxes payable	503,222
Accrued restructuring charges	1,046,100
Accrued expenses and other current liabilities	7,593,792
Deferred revenue	1,414,217
Minimum earn-out liability	2,000,000
Current portion of capital lease	305,681

Total Current Liabilities	10,487,215

Long-term deferred revenues	60,805

Total long-term liabilities	60,805

Total Liabilities	10,548,020

Shareholders' equity
Common Stock	124,491,839
Accumulated other comprehensive income	117,627
Accumulated Deficit	(118,809,890)

Total Stockholders’ Equity	5,799,576

Total Liabilities & Stockholders’ Equity	$16,347,596

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED BALANCE SHEET

The following represents the allocations of the purchase price over the historical net book values of the acquired assets and assumed liabilities of the combined business of New Moon as of the date of the pro forma balance sheet, and is for illustrative purposes only. The actual purchase price allocation will be based on fair values of the acquired assets and assumed liabilities as of the actual acquisition dates. Assuming the transaction occurred on April 30, 2003, the allocation would have been as follows (in thousands):

Cash	$4,029
Other current assets	322
Acquired software & goodwill	3,614
Current liabilities	(2,351)

Purchase price	$5,614

The purchase price reflects the accrual of direct costs arising from the pending merger of Tarantella and New Moon, estimated at approximately $0.2 million. The adjustment also reflects the elimination of the equity of New Moon and the payment of cash and issuance of Tarantella shares and options.